NORTHERN DYNASTY RESPONDS TO SHORT AND DISTORT CAMPAIGN

February 14, 2017, Vancouver, BC – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE MKT: NAK) (“Northern Dynasty” or the “Company”) has been made aware of a short and distort campaign by Kerrisdale Capital which has recently published a negative opinion piece the central theme of which is that Northern Dynasty’s massive copper/gold project in Alaska is uneconomic. Northern Dynasty will be responding with a preliminary rebuttal which will appear on its website by the end of the week. The rebuttal will expose the many inaccuracies and outright misstatements in the Kerrisdale report. Northern Dynasty’s Pebble Project is indisputably one of the world’s largest undeveloped copper/gold deposits with a potential mine life which is measured in decades. Kerrisdale cites no technical or scientific studies whatsoever and relies on many unnamed persons who were purported to have been involved with the project several years ago. Investors should not rely on the Kerrisdale report and should await the Company’s detailed response now in progress.

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty's principal asset is the Pebble Project in southwest Alaska, USA, an initiative to develop one of the world's most important mineral resources.

For further details on Northern Dynasty and the Pebble Project, please visit the Company's website at www.northerndynasty.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and U.S. public filings at www.sec.gov.

Ronald W. Thiessen
President & CEO

Forward Looking Information and other Cautionary Factors

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation, and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to as “forward-looking information”). The use of any of the words “expect”, “plan”, “update” and similar expressions are intended to identify forward-looking information or statements. These statements include expectations about the nature of the Kerrisdale rebuttal, the size, nature and/or economics of the Pebble Project, the success of the Company’s multi-dimensional strategy to address the pre-emptive action of the EPA, the ability of the Company to proceed with permit applications for the development of the Pebble Project and the ability of the Company to obtain the necessary federal and state permits for the development of the Pebble Project. Though the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements are subject to future events and third party discretion such as regulatory approval. For more information on the Company, and the risks and uncertainties connected with its business, Investors should review the Company's home jurisdiction filings at www.sedar.com and its filings with the United States Securities and Exchange Commission at www.sec.gov.